SECOND AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the 21st day of December, 2022, to the Investment Advisory Agreement, dated as of July 1, 2015, as first amended April 1, 2020 (the "Agreement"), is entered into by and between Advisors Series Trust, a Delaware statutory trust ("Trust") and Scharf Investments, LLC, a Delaware limited liability company ("Advisor").

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Scharf Balanced Opportunity Fund has been renamed the Scharf Multi-Asset Opportunity Fund; and

WHEREAS, the parties wish to replace Schedule A of the Agreement; and

WHEREAS, the parties mutually agree to amend the Agreement by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree Schedule A is replaced with the following:

SCHEDULE A
to the Investment Advisory Agreement
(Effective January 1, 2023 as amended on December 21, 2022)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Scharf Fund	0.78%
Scharf Multi-Asset Opportunity Fund	0.65%
Scharf Global Opportunity Fund	0.70%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A By: /s/ Jeffrey T. Rauman Name: Jeffrey T. Rauman Title: President	SCHARF INVESTMENTS, LLC By: /s/ Jason Marcus Name: Jason Marcus Title: Chief Operating Officer